Douglas M. Berman (214) 855-4149 dberman@jenkens.com	Jenkens & Gilchrist A PROFESSIONAL CORPORATION 1445 ROSS AVENUE SUITE 3200 DALLAS, TEXAS 75202 (214) 855-4500 FACSIMILE (214) 855-4300 www.jenkens.com	AUSTIN, TEXAS (512) 499-3800 CHICAGO, ILLINOIS (312) 425-3900 HOUSTON, TEXAS (713) 951-3300 LOS ANGELES, CALIFORNIA (310) 820-8800 SAN ANTONIO, TEXAS (210) 246-5000 WASHINGTON, D.C. (202) 326-1500
November 21, 2005

VIA EDGAR FILING

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549-3628

Attention:	Daniel F. Duchovny, Attorney-Advisor
Office of Mergers and Acquisitions

Re:	FIRSTPLUS Financial Group, Inc.
Response to November 1, 2005 comments filed November 14, 2005
File No. 1-13753

Ladies and Gentlemen:

On behalf of FIRSTPLUS Financial Group, Inc. (the “Company”), we are transmitting via EDGAR to the Securities and Exchange Commission (the “Commission”) the following responses of the Company to the comments of the Commission’s staff (the “Staff”) as set forth in the letter of Daniel F. Duchovny, Attorney-Advisor, Office of Mergers and Acquisitions, dated November 18, 2005.

The responses herein are based on information provided to this firm by the Company. For your convenience, we have repeated each comment prior to the response.

1.              We note your responses to 1, 2 and 4 in our November 1st comment letter. We also note that you have removed from your web site the letter which was the basis for some of our comments. Please confirm that you will avoid making the statements cited in these comments in any future shareholder communications, or provide us additional factual support for these statements.

In response to the Staff’s comment, the Company hereby informs the Staff that it will avoid making the statements cited in the above referenced comments in any future shareholder communications, or provide the Commission additional factual support for these statements.

Closing Comments

The Company acknowledges the Commission’s comments. These general comments have been noted and/or complied with as applicable.

Please do not hesitate to call the undersigned at the number referenced above if you have any questions or comments regarding the foregoing or if we can be of service in facilitating your review of this filing.

Sincerely,

/s/ Douglas M. Berman
Douglas M. Berman

Attachments

cc:	Jack (J.D.) Draper
Andrew E. Jillson, Esq.

Joseph C. Edwards, Esq.

Mark D. Wigder, Esq.

James W. Puzey, Esq.